Exhibit 99.1

Press Release dated April 24, 2023

Contact:	Trinity Biotech plc	Lytham Partners, LLC
	John Gillard	Joe Diaz
	(353)-1-2769800	(1)-602-889-9700 E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Receives Non-Compliance Notice Regarding
Nasdaq Minimum Bid Price Requirement

DUBLIN, Ireland, April 24, 2023 (GLOBE NEWSWIRE) -- Trinity Biotech plc (Nasdaq: TRIB) (the “Company”), a leading developer and manufacturer of diagnostic solutions for the point-of-care and clinical laboratory markets, today announced that on April 19, 2023 the Company received notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with Nasdaq Listing Rule 555(a)(2), as the minimum bid price of the Company’s American depositary shares (“ADSs”) has been below US $1.00 per share for 30 consecutive business days. The Notice has no immediate effect on the listing of the Company’s ADSs, which will continue to trade at this time on the Nasdaq Capital Market under the symbol “TRIB.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Trinity has a period of 180 calendar days, or until October 16, 2023 to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s ADSs must meet or exceed US $1.00 for at least ten consecutive business days during this 180-calendar day period. In the event Trinity does not regain compliance by October 16, 2023, the Company may be eligible for an additional 180 calendar day grace period if it meets the continued listing requirement for market value of publicly held shares (US $1 million) and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price and provides written notice to Nasdaq of its intention to cure the deficiency during the second compliance period.

Trinity’s management intends to actively monitor the bid price for its ADSs and will consider all available options to regain compliance with the Nasdaq minimum bid price requirement.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com

Forward-Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.  We undertake no obligation to update or revise any forward-looking statements for any reason.